

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

<u>Via E-mail</u>
Michael L. Baur
Chief Executive Officer
Scan*Source*, Inc.
6 Logue Court
Greenville, SC 29615

      Re: Scan*Source*, Inc.
                Form 10-K for the Fiscal Year Ended June 30, 2010
                Filed August 26, 2010
                Form 10-Q for the Fiscal Quarter Ended September 30, 2010
                Filed November 3, 2010
                File No. 000-26926

Dear Mr. Baur:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Craig Wilson

                        Craig Wilson
                        Senior Assistant Chief Accountant